ALTERNATIVE ENERGY MEDIA, INC.

3160 Camino Del Rio South, Suite # 310

San Diego, CA 92108

Ms. Mara L. Ransom, Assistant Director

Ms. Robyn Manuel, Staff Accountant

Ms. Angie Kim, Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

December 2, 2011

Re:

Alternative Energy Media, Inc.:  Effectiveness of Registration Statement on Form S-1 Originally Filed August 9, 2011  (SEC File Number 333-176169)

Dear Staff:

This letter serves as our request, as per the guidance received by our counsel The Krueger Group, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to Tuesday December 6, 2011, at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

· Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Alternative Energy Media, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· Alternative Energy Media, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alternative Energy Media, Inc.

/s/ Matthew J. Zouvas

____________________________________

Matthew J. Zouvas

President